 Filed Pursuant to Rule 253(g)(2)
File No. 024-10847

RED OAK CAPITAL FUND II, LLC

SUPPLEMENT NO. 1 DATED APRIL 3, 2019
TO THE OFFERING CIRCULAR DATED SEPTEMBER 4, 2018

This document supplements, and should be read in conjunction with, the offering circular of Red Oak Capital Fund II, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated September 4, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on the same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose that the Company, as lender, has entered into two loans to provide the borrowers funds for the acquisition of a hotel property and the final renovations of an apartment complex.

Hampton Inn Loan

On March 5, 2019, Red Oak Capital Fund, II, LLC, a Delaware limited liability company (“we,” “us,” “our,” or the “Company”), executed a Commercial Loan Agreement (the “Hampton Inn Loan Agreement”) pursuant to which the Company, as the lender, provided a $5,000,000 senior secured loan (the “Hampton Inn Loan”) to Fleurdelis Hospitality, Inc., a Texas corporation (the “Hampton Inn Borrower”).

The Hampton Inn Loan is evidenced by a Commercial Promissory Note executed by the Hampton Inn Borrower in favor of the Company in the principal amount of $5,000,000.00 (the “Hampton Inn Note”). The Hampton Inn Note carries an interest rate of twelve percent (12.0%) and will mature, and is payable, on March 5, 2020, with two optional six-month extensions. The Hampton Inn Note is prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance. The Hampton Inn Note contains no penalty for prepayments made within six (6) months of the maturity date.

The Hampton Inn Loan is secured by all property of the Hampton Inn Borrower in the possession of the Company, including the capital reserve account established pursuant to the terms of the Hampton Inn Loan, all real property held in the name of the Hampton Inn Borrower or in which the Hampton Inn Borrower has an interest, all securities or other property belonging to the Hampton Inn Borrower held by the Company and all deposits and other sums due from the Company to the Hampton Inn Borrower. The Hampton Inn Loan may also be secured by any mortgage, security agreement, pledge, assignment or other agreement executed by the Hampton Inn Borrower for the benefit of the Company in the future.

The Hampton Inn Loan proceeds will be used by the Hampton Inn Borrower to fund the acquisition of, and improvements to, the Hampton Inn-Livingston, a fifty-five (55) room full-service hotel with amenities including a pool and banquet hall located at 1510 US Hwy 59 in Livingston, Texas (the “Hampton Inn Property”). The Borrower will acquire the property from Elegant Hospitality Company, LLC for a purchase price of $3,600,000. Improvements to the Hampton Inn Property will include the addition of twenty-four rooms and exterior and interior upgrades.

Medoza Dela Casa Loan

On March 25, 2019, the Company executed a Commercial Loan Agreement (the “Mendoza Loan Agreement”) pursuant to which the Company, as the lender, provided a $2,831,250 senior secured loan (the “Mendoza Loan”) to Nakaddu, LLC, a Colorado limited liability company (the “Mendoza Borrower”).

The Mendoza Loan is evidenced by a Commercial Promissory Note executed by the Mendoza Borrower in favor of the Company in the principal amount of $2,831,250 (the “Mendoza Note”). The Mendoza Note carries an interest rate of eleven percent (11.0%) and will mature, and is payable, on March 25, 2020, with two optional six-month extensions. The Mendoza Note is prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance. The Mendoza Note contains no penalty for prepayments made within six (6) months of the maturity date.

The Mendoza Loan is secured by all property of the Mendoza Borrower in the possession of the Company, including the capital reserve account established pursuant to the terms of the Mendoza Loan, all real property held in the name of the Mendoza Borrower or in which the Mendoza Borrower has an interest, all securities or other property belonging to the Mendoza Borrower held by the Company and all deposits and other sums due from the Company to the Mendoza Borrower. The Mendoza Loan may also be secured by any mortgage, security agreement, pledge, assignment or other agreement executed by the Mendoza Borrower for the benefit of the Company in the future.

The Mendoza Loan proceeds will be used by the Mendoza Borrower to refinance the current mortgage on the Mendoza Dela Casa apartments, an eighty (80) unit apartment community located at 405 Hale Street in Augusta, Georgia (the “Mendoza Property”), in order to complete renovations on the property. The Mendoza Property has an appraisal value of $3,775,000 as of January 2019. The apartment buildings were constructed in 1990. The Mendoza Borrower purchased the property in 2017 and renovations to the property began in 2018. Proceeds from the Mendoza Loan will fund final upgrades to twenty-two of the apartment units on the property.